Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

21 August 2020

WESTPAC GROUP SELLS STRATEGIC ALLIANCES (“VENDOR FINANCE”) BUSINESS

Westpac Group has today announced that it has entered into an agreement for the sale of its Vendor Finance business to Angle Finance, a portfolio company of Cerberus Capital Management, L.P.

Vendor Finance supports third parties to fund small ticket equipment finance loans to around 42,000 Australian businesses. The transaction is expected to result in the transfer of around $500 million of customer loans.

Chief Executive, Specialist Businesses, Jason Yetton, said “The sale represents the first transaction of the Group’s simplification initiatives and brings certainty for Vendor Finance customers and new opportunities for our people.”

Given the relatively modest size of the portfolio, the sale is expected to have a negligible impact on Westpac’s balance sheet and capital ratios. There is expected to be a small accounting loss on sale due to the transaction being structured with an initial payment on completion and deferred consideration payable over the two-year period following completion.

Completion of the transaction is expected to occur at the end of April 2021.

Vendor Finance currently operates out of the Westpac subsidiary Capital Finance Australia Limited (CFAL). Westpac will continue to retain and manage the remaining CFAL Equipment Finance business in its Business Division.

For further information:

Lisa Parrett	Andrew Bowden
Senior Manager Media Relations	Head of Investor Relations
0432 933 796	0438 284 863

About Angle Finance

Angle Finance is a non-bank asset finance company that services small and medium sized enterprises. It specialises in offering equipment finance up to $200,000 for transport, construction, materials handling and earthmoving equipment. Based in Melbourne, Angle Finance commenced operations in September 2019. Angle Finance is a portfolio company of Cerberus Capital Management, L.P, a global leader in alternative investing, and has recruited a highly experienced management team, invested in a technology platform and built a national reach via its first class service offering to finance brokers to allow it to expand into its chosen equipment finance markets.

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.